Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-228157
May 6, 2020

REALTY INCOME CORPORATION

PRICING TERM SHEET

3.250% Notes due 2031

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated May 6, 2020 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated November 5, 2018 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Trade Date:	May 6, 2020

Anticipated Ratings(1):	A3 by Moody’s Investors Service, Inc. (stable outlook)
A- by Standard & Poor’s Ratings Group (stable outlook)
BBB+ by Fitch Ratings (stable outlook)

Expected Settlement Date:	May 8, 2020 (T+2)

Net Proceeds:	Approximately $590.0 million after deducting the underwriting discount but before deducting other estimated expenses payable by the Company

Use of Proceeds:

The Company intends to use the net proceeds it receives from this offering to increase its liquidity by repaying borrowings outstanding under its $3.0 billion revolving credit facility and, to the extent not used for that purpose, to fund potential investment opportunities and for other general corporate purposes, which may include the repayment of borrowings outstanding under its $250.0 million term loan facility maturing on June 30, 2020. On May 1, 2020, the Company had approximately $1.9 billion of outstanding borrowings under its revolving credit facility (including approximately £325.5 million of GBP-denominated borrowings). As of May 1, 2020 the Company had a total of approximately $1.2 billion in cash and cash equivalents. For information concerning potential conflicts of interest that may arise from the Company’s use of proceeds to repay borrowings under its $3.0 billion revolving credit facility and, if applicable, its $250.0 million term loan facility maturing June 30, 2020, see “Underwriting (Conflicts of Interest)—Other Relationships” and “Underwriting (Conflicts of Interest)—Conflicts of Interest” in the Preliminary Prospectus Supplement.

Security:	3.250% Notes due 2031 (the “notes”)

Principal Amount:	$600,000,000

(1)  Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Maturity Date:	January 15, 2031

Interest Rate:	3.250% per annum, accruing from May 8, 2020

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2020 (short first coupon)

Price to Public:	98.987%, plus accrued interest, if any

Spread to Benchmark Treasury:	+265 basis points

Benchmark Treasury:	1.500% due February 15, 2030

Benchmark Treasury Price/Yield:	107-13 / 0.714%

Reoffer Yield:	3.364%

Optional Redemption:

Prior to October 15, 2030 (the “Par Call Date”), the notes will be redeemable at any time in whole or from time to time in part at the option of the Company at a redemption price equal to the greater of: (a) 100% of the principal amount of the notes to be redeemed, and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed (exclusive of interest accrued to the applicable redemption date), assuming that the notes matured and that accrued and unpaid interest on the notes was payable on the Par Call Date, discounted to such redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate (as such term is defined under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement) plus 40 basis points, plus, in the case of both clauses (a) and (b) above, accrued and unpaid interest on the principal amount of the notes being redeemed to such redemption date.

On and after the Par Call Date, the notes will be redeemable at any time in whole or from time to time in part at the option of the Company at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the principal amount of the notes being redeemed to the applicable redemption date.

See the information under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the notes.

CUSIP/ISIN:	756109 AX2 / US756109AX24

Underwriters

Joint Book-Running Managers:	Citigroup Global Markets Inc.
BofA Securities, Inc.
Barclays Capital Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
BNY Mellon Capital Markets, LLC
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC

Mizuho Securities USA LLC
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Regions Securities LLC
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

Co-Lead Managers:	BMO Capital Markets Corp.
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
Stifel, Nicolaus & Company, Incorporated
UBS Securities LLC

Senior Co-Managers:	Comerica Securities, Inc.
Moelis & Company LLC
Samuel A. Ramirez & Company, Inc.

Co-Managers:	Academy Securities, Inc.
Evercore Group L.L.C.
MUFG Securities Americas Inc.
Robert W. Baird & Co. Incorporated

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority, Inc. member and a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc. A subsidiary of Associated Banc-Corp is a lender under the Company’s $3.0 billion revolving credit facility.

Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member, is paying a referral fee to an affiliated entity, Comerica Bank, which is a lender under the Company’s $3.0 billion revolving credit facility.

Stifel, Nicolaus & Company, Incorporated may pay an unaffiliated entity, which is also a lender under the Company’s $3.0 billion revolving credit facility, or its affiliate a fee in connection with this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-800-831-9146, BofA Securities, Inc. by telephone (toll free) at 1-800-294-1322, Barclays Capital Inc. by telephone (toll free) at 1-888-603-5847, J.P. Morgan Securities LLC by telephone (collect) at 1-212-834-4533 or Wells Fargo Securities, LLC by telephone (toll free) at 1-800-645-3751.